As filed with the Securities and Exchange Commission on September 8, 1999
                                                      Registration No. 333-73457
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------


                        PRE-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      ------------------------------------

                             VENUS EXPLORATION, INC.
             (Exact name of registrant as specified in its charter)

       DELAWARE                                          13-3299127
   (State or other jurisdiction of                     (I.R.S. Employer
   incorporation or organization)                    Identification No.)



                               1250 N.E. LOOP 410
                                   SUITE 1000
                            SAN ANTONIO, TEXAS 78209
                                 (210) 930-4900
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)
                      ------------------------------------

                                  JOHN Y. AMES
                       PRESIDENT & CHIEF OPERATING OFFICER
                         1250 N.E. LOOP 410, SUITE 1000
                            SAN ANTONIO, TEXAS 78209
                            TELEPHONE: (210) 930-4900
                               FAX: (210) 930-4901
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                      ------------------------------------

                                    COPY TO:
                                WILL C. JONES IV
                              HAYNES AND BOONE, LLP
                                   SUITE 1600
                               112 E. PECAN STREET
                            SAN ANTONIO, TEXAS 78205
                            TELEPHONE: (210) 978-7000
                               FAX: (210) 978-7450
                      ------------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

   From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

=================================================================================================================================
                                                                   PROPOSED MAXIMUM           PROPOSED MAXIMUM        AMOUNT OF
         TITLE OF EACH CLASS                AMOUNT TO BE          OFFERING PRICE PER         AGGREGATE OFFERING     REGISTRATION
    OF SECURITIES TO BE REGISTERED         REGISTERED (1)              SHARE (2)                  PRICE (2)              FEE
---------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share  11,233,333 shares               $1.56                   $17,523,999          $4,872(3)
=================================================================================================================================

(1) Pursuant to Rule 416, the Registration Statement also covers such indeterminate additional shares of Common Stock as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar events.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices reported on the Nasdaq SmallCap Market(SM) on September 2, 1999

(3) The Registrant has previously paid a filing fee of $364.00 with respect to the registration of 1,100,000 shares on this Registration Statement.

                      ------------------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and, it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,                             PROSPECTUS FOR THE SALE OF
Dated September 8, 1999                            COMMON STOCK BY OWNERS
                                                   OTHER THAN THE ISSUER




                                  [Venus logo]


                        11,233,333 SHARES OF COMMON STOCK

This prospectus covers the resale of 11,233,333 shares of common stock of Venus Exploration, Inc. Stratum Group, L.P. owns 1,100,000 of the shares covered by this prospectus, and EXCO Resources, Inc. may acquire up to the remaining 10,133,333 shares pursuant to a convertible promissory note issued by Venus Exploration to EXCO.

Stratum and EXCO may offer these shares from time to time in various types of transactions, including sales on the open market and in privately negotiated transactions. These sales may be at fixed prices, at prevailing market prices, varying prices and negotiated prices. There are no underwriting arrangements with respect to this offering. Venus Exploration will not receive any proceeds from these resales of our common stock.

The common stock is traded on the Nasdaq SmallCap Market(SM) under the symbol VENX.
                              ---------------------

This investment involves a high degree of risk, and you should purchase shares only if you can afford a complete loss of your investment. Please consider the "Risk Factors" beginning on page 5 before you make an investment in the shares covered by this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities. None of those agencies has determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              ---------------------

                                     , 1999.

                              ---------------------

         You should rely only on the information contained in this document or on information to which we have referred you. We have not authorized anyone else to provide you with information that is different.

         This prospectus covers only offers to sell and solicitations of offers to buy the 1,100,000 shares of common stock held by Stratum and the 10,133,333 shares that may be issued to EXCO. However, in any situation in which the circumstances would make an offer or a solicitation unlawful, this prospectus will not be considered to cover that offer to sell or that solicitation of an offer to buy.

         You should remember that the information contained in this prospectus is correct as of , 1999. You should not assume that the information will remain correct after that date. For example, just because this prospectus is delivered after that date, you should not presume that Venus Exploration's affairs are the same as they were on , 1999. If there are material changes in Venus Exploration's affairs, we will disclose those changes to you by filing a post-effective amendment updating the information in this prospectus.

                                 ---------------

                               TABLE OF CONTENTS

                                                                                Page
Summary  ........................................................................ 3
Risk Factors..................................................................... 5
Forward-Looking Statements.......................................................15
Venus Exploration, Inc...........................................................16
Recent Developments..............................................................17
Description of Capital Stock.....................................................25
Use of Proceeds..................................................................25
Selling Stockholders.............................................................26
Plan of Distribution.............................................................28
Legal Matters....................................................................29
Experts  ........................................................................30
Disclosure of SEC Position on Indemnification for Securities Act Liabilities.....30
Where You Can Find More Information..............................................31
Information Incorporated by Reference............................................31


                                 ---------------

                                     SUMMARY

         In this prospectus, when we use the terms "Venus Exploration," "we," "us" or "our," we are referring to Venus Exploration, Inc., together with our subsidiaries and predecessors, unless the context of the statement in which the term is used indicates another meaning.

The Company

         Venus Exploration has been engaged in the exploration, development and acquisition of oil and gas properties since 1996. We presently have oil and gas properties, acreage and production in nine states; however, our primary exploration and development activity is focused in Texas, Oklahoma and Louisiana. Venus Exploration is a Delaware corporation. Our principal executive offices are located at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209, and our telephone number is (210) 930-4900.

Recent Developments

         EXUS Energy. On June 30, 1999, EXUS Energy, LLC, a Delaware limited liability company owned 50% by Venus Exploration, and 50% by EXCO Resources, Inc., acquired from Apache Corporation oil and natural gas properties located in Jackson Parish, Louisiana. EXUS Energy acquired leasehold interests covering approximately (a) 6,411 acres that are considered to have already been developed for oil and gas production, and (b) 1,532 acres that have not been developed. The purchase price, before closing adjustments, was $28.5 million.

         EXUS Energy had initial equity capital of $14 million. EXCO provided $7 million from its cash on hand. We provided $7 million, which we borrowed from EXCO under the terms of an $8 million convertible promissory note (the "EXCO Note"). Beginning on July 1, 2000, and continuing until the EXCO Note is paid in full, EXCO, at its option, may convert all or any portion of the outstanding principal balance and accrued interest into shares of our common stock for $1.50 per share, subject to adjustment. The shares that may be issued under the terms of the EXCO Note are subject to a registration rights agreement. That agreement requires us to register the 10,133,333 shares for resale by EXCO that are being offered by this prospectus. The 10,133,333 shares represent: (a) 5,333,333 that will be issued if EXCO converts $8 million of principal under the EXCO Note at $1.50 per share; and (b) 4,800,000 shares that will be issued if we paid all interest accruing on $8 million principal of the EXCO Note at an assumed market price of $1.00 per share.

         On June 30, 1999, EXUS Energy entered into a credit facility with NationsBank, N.A. as administrative agent and lender. The credit facility provides for borrowings up to $50 million, subject to borrowing base limitations. The credit facility consists of a regular revolver, which on July 15, 1999, had a borrowing base of $19.5 million.

         Private Placement. In the second quarter of 1999 we completed the private placement to six investors of six unsecured convertible subordinated promissory notes (each a "Subordinated Note" and collectively, the "Subordinated Notes") totaling $1,000,000. We received net proceeds of $975,000 after legal fees and other miscellaneous expenses. The net proceeds were used for general working capital.

         Property Sales. On January 27, 1999, we sold our oil and gas properties in West Virginia to Allegheny Interests, Inc., and Meridian Exploration Corporation for a gross purchase price of $1,170,000. On February 12, 1999, we sold our interest in the H.E. White Unit in Freestone County, Texas to Petroleum Development Corporation and Warren Resources, Inc. for a gross purchase price of $1,150,000. We used $1,650,000 out of the net proceeds from these sales to reduce our indebtedness; the rest was used for general operating expenses. Both sales were of non-core properties, and the H.E. White Unit was not operated by us.

         Our Financial Condition. During 1998 our financial situation deteriorated. Throughout the past year we have received a series of waivers from our principal lender for defaults under our revolving credit agreement. Currently, we are in default under two of the financial covenants in that credit agreement. These covenant defaults have been waived by that lender until September 30, 1999. In addition, our independent auditors raised a "going concern" question in the auditors' report on our 1998 financial statements.

         In April 1999 we received letters from the Nasdaq SmallCap Market(SM) regarding our auditors' "going concern" question and stating that we did not meet all the Nasdaq listing criteria due to the decline in our tangible net worth. Subsequent to Nasdaq's initial letter, we responded in detail with our plans to address their concerns. On August 30, 1999, Nasdaq advised us that they intended to delist us effective with the close of business on September 8, 1999. We have responded by asking for a hearing by a Nasdaq Listing Qualifications Panel so that we can appeal the Nasdaq staff's determination. The request for a hearing will stay the delisting action pending a final decision by the panel.

         We have begun implementing a plan to solve the immediate financial concerns. The EXUS Energy transaction, the private placement of the subordinated debt, and the sale of the non-core properties were parts of that plan. The EXUS Energy transaction is significant to us. We expect that it will reduce our quarterly loss and that it will have a positive impact on our operating cash flow. We are also working on a number of other alternatives, including the possibility of a merger, the sale of other assets, and the issuance of debt or equity capital.

                                  RISK FACTORS

         You should carefully consider the following factors before you purchase shares of our common stock.

         Our Auditors Have Raised A Going Concern Question That May Negatively Impact Our Operations.

         In KPMG LLP's opinion on the results of its audit of our financial statements for fiscal 1998, KPMG states that the financial statements had been prepared assuming we would continue as a going concern. Our auditors state that our recurring losses from operations and accumulated deficit raise substantial doubt about our ability to continue as a going concern. This concern will complicate our ability to raise new capital for our business due to the negative connotations of this going concern question. As discussed in greater detail below in "-- We May Be Delisted From the Nasdaq SmallCap Market," the Nasdaq SmallCap Market has contacted us about the going concern matter raised by our auditors. If we are unable to satisfy the officials at Nasdaq that we can overcome this issue, the Nasdaq SmallCap Market could move to delist our common stock from trading on that market. Also, as a result of the going concern issue raised by our auditors, our vendors, suppliers, well operators and others with whom we do business may become concerned and may be unwilling to conduct business with us. Alternatively, they may demand cash deposits before supplying materials to us, or they may take other actions that could hurt our day-to-day business operations and strain our cash position.

         Our Lenders May Foreclose on Our Oil and Gas Properties Due to Our Defaults Under Financial Covenants.

         We are in default on two of our financial covenants under our revolving credit agreement with our principal lender. We are required to maintain a ratio of current assets to current liabilities of at least 1:1 and a tangible net worth of at least $5,250,000. As of June 30, 1999, our current ratio was 0.84:1, which represents a current asset deficiency of $262,000. As of the same date, our aggregate tangible net worth was a negative $454,000.

         Our lender has waived these defaults through September 30, 1999. We are trying to arrange additional capital to achieve a long term resolution of our defaults under the credit agreement. If we are not successful, our lender may declare all amounts borrowed under the credit agreement, together with accrued interest, to be due and payable. If we do not repay the indebtedness promptly, our lender could then foreclose against any collateral securing the payment of the indebtedness. Substantially all of our oil and gas interests, other than our interests held in the EXUS Energy, LLC joint venture with EXCO, secure our credit agreement.

         Our only other secured debt is the convertible promissory note (the "EXCO Note") issued to EXCO. An uncured or unwaived default on our revolving credit agreement would result in a cross-default under the EXCO Note. EXCO could then demand repayment of the

EXCO Note. If we did not repay the EXCO Note promptly, EXCO could foreclose on our entire equity interest in EXUS Energy.

         In addition, the lender has complete discretion in determining the amount that we can borrow under our revolving credit agreement. If oil or gas prices were to decline materially relative to the prices used by our lender in establishing our borrowing base, if the estimated proved oil and gas reserves securing the revolving credit agreement were to materially decline or if any other development were to occur affecting our lender's determination, then our lender could decide to lower our borrowing base. If our borrowing base is reduced, our lender can require us to pay down our outstanding debt at a time when we have not planned to do so. If we do not reduce our debt to a level within our borrowing base, our lender may declare a default. Even if our lender does not declare a default before the debt matures, we may not be able to pay the debt when it does mature. If we do not repay our debt, our lender would be able to foreclose on our oil and gas properties.

         We Currently Do Not Have Sufficient Cash Reserves to Implement Our Business Plan.

         We do not have the cash reserves or available bank credit to carry out our business plan. In order to complete more acquisitions of properties and to explore and to develop prospects, we must arrange additional capital. The cash flow generated by current operations is only sufficient to fund our general and administrative expenses. We cannot borrow additional money under our revolving credit agreement. Moreover, substantially all of our assets, excluding our interest in EXUS Energy, are pledged to our lender under our credit agreement. Our interest in EXUS Energy and our distribution and income rights in EXUS are pledged to secure the repayment of all of our borrowings under the EXCO Note.

         Our assets are predominately real property rights and intellectual information that we have developed in our exploration and development efforts. The market for these types of properties fluctuates and is generally very small. Thus, our assets may be very illiquid and not easily converted to cash. As a result of our lack of cash reserves and our lack of liquidity, we may miss acquisition opportunities, engage in less exploratory and development drilling, and default on our debt.

         If We Do Not Obtain Stockholder Approval for Issuances of Our Common Stock to EXCO, We Must Transfer a Portion of Our Equity Interest in the Joint Venture to EXCO.

         The Nasdaq SmallCap Market requires us to obtain the approval of our stockholders to issue additional shares of common stock under certain circumstances. We are required to obtain our stockholders' consent to that portion of the shares of common stock issuable either in payment of interest on the EXCO Note or upon conversion of the EXCO Note itself into an amount that exceeds 20% of our outstanding common stock on June 30, 1999. We intend to call a stockholders' meeting later this year to seek stockholder approval of the potential issuance. If our stockholders do not approve the issuance by December 15, 1999, we must transfer 42.9% of our equity interest in the joint venture to EXCO in exchange for cancellation of $3 million of the outstanding indebtedness under the EXCO Note. In

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



addition, our right to borrow up to an additional $1 million under the EXCO Note would be terminated.

         We Have Not Yet Established Profitable Operations.

         Since commencing operations in 1996, Venus Exploration has not been profitable. We incurred net losses of approximately $2,007,000 for the year ended December 31, 1996, $4,168,000 for the year ended December 31, 1997, and $9,410,000 for the year ended December 31, 1998. Our net losses were approximately $4,208,000 for the six months ended June 30, 1998, and $668,000 for the six months ended June 30, 1999. We expect to report a loss for the year ending December 31, 1999.

         We may never generate sufficient revenues to achieve profitability. Even if we attain profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. At June 30, 1999, we had an accumulated retained earnings deficit of approximately $17.6 million.

         We May Use More Expensive or Non-Traditional Financing to Fund Our Business Plan.

         We may use non-traditional sources of financing to acquire any properties or to fund our capital expenditures, including the costs of drilling wells. For example, if we find unencumbered properties to buy, we may use financing which is secured only by those properties and the oil and gas production from those properties. In an arrangement like this, the lender will have no recourse against our other assets, and we may be required to pay the lender a higher rate of interest on the indebtedness.

         In addition, we may issue temporary or bridge financing, including indebtedness, or issue preferred stock or other securities in order to raise capital. Given our current financial condition, if we issue these securities we may be required to pay a premium to any purchaser or agree to more onerous conversion or other terms.

         We Are Significantly Affected By Changes in the Market Prices of Oil and Gas.

         Historically, the market prices for oil and gas have been volatile, and they are likely to continue to be volatile in the future. We sell most of our oil and gas at current market prices rather than through fixed-price contracts. Thus, our financial condition, operating results and future growth could be jeopardized by volatility in market prices. Sharply reduced oil and gas prices during 1998 and early 1999 hurt our results of operations, our access to capital and the estimated value of our oil and gas reserves. They also increased our operating losses. The price volatility is the result of factors beyond our control including:

         o    domestic and foreign political conditions,
         o    the overall supply of, and demand for, oil and gas,
         o    the price of imports of oil and gas,
         o    weather conditions,

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



         o    the price and availability of alternative fuels,
         o    overall economic conditions,
         o    exploration and drilling costs,
         o    pipeline availability and transportation costs, and
         o    federal and state regulatory and statutory developments.

         On a pro forma basis for the six months ended June 30, 1999, taking into account the sale of non-core properties and the acquisition of the Jackson Parish properties through the joint venture with EXCO, our current production is about 75% natural gas; however, our earnings and cash flow are sensitive to fluctuations in both oil and gas prices. On a pro forma basis a $0.10 per Mcf change in gas prices would have resulted in $74,000 difference in gross revenues for the six months ended June 30, 1999. Also on a pro forma basis, a $1.00 per Bbl change in oil prices would have resulted in a $40,000 difference in gross revenue for the six months ended June 30, 1999. "Mcf" means 1000 cubic feet of natural gas at standard atmospheric conditions, and "Bbl" means a standard 42-gallon barrel of crude oil.

         Our Use of Debt Financing Presents Various Limitations on Our
         Operations.

         We already have incurred significant indebtedness, and we plan to incur additional indebtedness as we execute our exploration, exploitation and acquisition strategy. Our current level of indebtedness requires us to pursue non-traditional and more expensive financing. Our level of indebtedness will have several important effects on future operations, including:


         o a substantial portion of our cash flow from operations will be used to pay interest on the outstanding debt and will not be available for other purposes,

         o the uses of capital will be limited by covenants in our revolving credit agreement,

         o our ability to obtain additional financing in the future may be impaired, and

         o since the interest on our indebtedness is calculated with a variable rate, increases in that rate could further decrease our liquidity.

         Our Future Success Depends on Our Ability to Expand Our Reserve Base.

         Our financial condition and results of operations depend substantially upon our ability to find or acquire additional oil and gas reserves that are economically viable and to successfully develop these reserves. If we are unable to do so, our proved reserves will generally decline as those reserves are produced. As used in this prospectus, the term "proved reserves" means the estimated quantities of oil and gas that the geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions and current regulatory practices.

         The value of our company is directly related to our level of reserves. We must replace our reserves, even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance acquisitions or development. Without successful exploration,

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



development or acquisition activities, our reserves, production and revenues will decline rapidly. We may not be able to find or acquire new reserves or to profitably develop and produce new reserves.

         Exploration is a High-Risk Activity, and the 3-D Seismic and Other Advanced Technologies We Use Are Expensive, Require Experienced Personnel, and Cannot Eliminate Exploration Risk.

         Our business strategy focuses in part on adding reserves through exploration, where the risks are greater than in acquisitions and development drilling. By definition, exploration involves operations in areas about which little is actually known. We use 3-D seismic data and other advanced technologies to identify possible new reserve locations and to reduce our exploration risk, but exploratory drilling remains speculative. Even when extensively used and properly interpreted, 3-D seismic data and other similar visualization techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not conclusively allow an interpreter to know if hydrocarbons in the form of oil or gas are present or if they are economically producible. Our use of 3-D seismic data and other technologies also requires greater pre-drilling expenditures than traditional drilling strategies. We could incur losses as a result of these higher expenditures. We may fail to increase our reserves through exploration.

         We May Not Identify All Acquisition Risks.

         Part of our business plan is to acquire properties already producing oil and gas and to increase the reserves attributable to those properties through development drilling. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs and potential environmental and contractual liabilities. Our assessment, however, will not reveal all existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections generally are not performed on every well or pipeline, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may not be willing, or financially able, to give contractual protection against the problems, and we may decide to assume environmental and other liabilities in connection with acquired properties. After a property is acquired, we may discover environmental liabilities that may exceed our total net worth. These factors and others can turn an apparently beneficial acquisition into a financially disastrous liability.

         We Will Encounter Risks Associated with Drilling and Operating Wells.

         A large part of our business plan is to drill exploratory wells. Exploratory wells are wells drilled into horizons with little or no history of oil or gas production. Our business plan heightens many of the considerable risks associated with drilling in general. We encounter unexpected circumstances more often when we drill exploratory wells versus other types of wells, because we are often drilling at locations and in formations about which there is little or no information because few or no wells have been drilled at that location before. Moreover the probability that we will discover and produce oil or gas from an exploratory well is lower than drilling a development well where the chances of success are greater because of the existence of nearby wells or other data. Therefore, these risks may

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



pose more of a danger to Venus Exploration than they would to a company that focuses primarily on drilling development wells. Development wells are wells drilled into known producing oil and gas fields and horizons. We anticipate drilling or participating in the drilling of six (6) development wells during 1999. However, even if we drill and complete these wells as producing wells, they may not produce sufficient net revenues to return a profit after our drilling, operating and other costs.

         The cost of drilling, completing and operating wells is often uncertain. Our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors. These factors include:

         o    mechanical problems encountered in drilling the well,

         o    unexpected pressure or irregularities in formations,

         o    land title problems,

         o    weather conditions,

         o    compliance with governmental requirements, and

         o    shortages or delays in the delivery of equipment and services.

         Other operating hazards we face include:

         o    fires, whether on the ground level or down in the well bore,

         o    blowouts where oil or gas flows uncontrolled at a wellhead,

         o the collapse of the well bore, whether due to loss of underground formation support or failure of the well bore casing,

         o    explosions, and

         o environmental accidents such as uncontrollable flows of oil, gas or well fluids into the environment, including groundwater contamination.

We may suffer substantial losses due to injury and loss of life, severe damage to, and destruction of, property and equipment as a result of these hazards. The hazards can also be the cause of pollution and other environmental damage. We carry insurance that we believe is in accordance with customary industry practices, but, as is common in the oil and gas industry, we do not fully insure against all risks associated with our business, either because the insurance is not available or because the cost is prohibitive. The occurrence of an event that is not covered by our insurance, or not fully covered by our insurance, could materially harm our financial condition and results of operations.

         Estimates of Our Reserves and Future Net Revenues May Not Prove To Be Correct Because Assumptions May Turn Out To Be Wrong.


         The reserve data set forth, or included by reference, in this prospectus are only estimates, even when referred to as "proved." Petroleum engineers consider many factors and make assumptions in estimating our oil and gas reserves and future net cash flows. These estimates utilize assumptions the Securities and Exchange Commission requires for all public companies, including us. Estimates by definition are imprecise. Reservoir

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



engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured exactly and making assumptions based on the process. Inherent uncertainties exist in the projection of future rates of production and the timing of development expenditures. The timing of production may be considerably different from the periods estimated. Assumptions are based on factors such as historical production from the area as compared with production from other areas, assumed effects of governmental regulation and assumptions regarding future oil and gas prices, costs, taxes and capital expenditures. Although we believe that our reserve estimates are reasonable, you should expect that actual production, revenues and expenditures relating to our reserves will vary from any estimates, and these variations may be material.

         The estimates of future net revenues from our proved reserves and the present value of the revenues are based upon assumptions about future production levels. These assumptions may be wrong. The SEC PV-10 values as reported in the Annual Report on Form 10-K for the year ended December 31, 1998, which is incorporated by reference into this prospectus, should not be considered as representative of the fair market value of Venus Exploration's proved oil and gas properties. "SEC PV-10" refers to present value calculated using a 10% discount rate and other conditions required by the Securities and Exchange Commission. The discounted future net cash flows upon which these SEC PV-10 values are based do not provide for changes in oil and gas prices or for escalation of expenses and capital costs. Our actual future prices and costs may differ materially from the assumed conditions.

         We Do Not Have Control Over the Sale and Abandonment of Some of Our Assets.

         We own less than a majority interest in 158 wells, and those wells yielded about 89% of our net revenues from the sale of production in the second quarter of 1999. We may not control the timing of plugging and abandoning these wells because we do not own a majority working interest. The majority owners of these oil and gas properties have the right to abandon any well whether or not we believe that the well or property is still capable of producing oil or gas in commercially paying quantities.

         Our Use of the "Successful Efforts" Method of Accounting May Have A Negative Effect on Our Earnings.

         We use the "successful efforts" method of accounting for our investment in oil and gas properties. This method of accounting can adversely affect our reported earnings and thereby the market value of our stock because it can result in Venus Exploration having to charge to expense many drilling and other costs earlier than might be the case with "full cost" accounting, which is used by many oil and gas companies. This charge to expense can result in reduced earnings or larger losses than might be the case with the full cost accounting method.

         Governmental and Environmental Regulation Could Hamper Our Oil and Gas Operations.

         Our business is subject to extensive federal rules and regulations. If we fail to comply with these rules and regulations, we can incur substantial penalties. In general, the regulatory burden on the oil and gas industry increases our cost of doing business and

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


decreases our profitability. Because these rules and regulations are frequently amended or reinterpreted, we cannot predict the future cost or impact of complying with these laws.

         The State of Texas and many other states require permits for drilling operations, drilling bonds and reports concerning operations. They also impose other requirements relating to the exploration and production of oil and natural gas. Many states have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of wells.

         Our activities with regard to exploration, development and production of oil and gas, including the operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. These laws and regulations can increase the costs of planning, designing, installing and operating oil and gas wells. Various governmental entities can impose civil and criminal fines and penalties for noncompliance with these environmental laws and regulations. Some environmental laws can impose joint and several retroactive liability, without regard to fault or the legality of the original conduct. In addition, a release of oil into water or other areas can result in Venus Exploration being held responsible for the costs of cleaning up the release. That liability can be extensive, depending on the nature of the release. Other environmental regulations impose standards for the treatment, storage and disposal of both hazardous and nonhazardous solid wastes. We generate hazardous and nonhazardous solid waste in connection with our routine operations. Additionally, these environmental laws and regulations require operators like Venus Exploration to get permits or other governmental authorizations before undertaking routine industry activities.

         Because any violation of environmental statutes could affect a large area and because our exploration projects are drilled into horizons where little is known about the conditions we will encounter, we could incur substantial liability under these environmental statutes. If we incur a large environmental liability, our costs would increase. Increased costs could reduce the profitability and value of our properties. Given our dependence on debt financing and the importance of our lender's valuation of our collateral, any substantial decrease in the then-current estimates of total value could have detrimental effects on our operations and business plan.

         The Issuance of New Shares of Our Stock May Dilute Existing Owners' Status and May Prevent a Takeover Attempt.

         The Board of Directors has total discretion in the issuance of any shares of common stock and preferred stock. The issuance of shares of common stock or preferred stock could reduce the voting power of the purchasers of common stock covered by this prospectus, and it could have the effect of delaying, deferring or preventing a change of control of Venus Exploration. For example, under certain circumstances, the issuance of common stock or preferred stock could complicate or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management. We currently are authorized to issue 30,000,000 shares of common stock, and the Board of Directors intends to ask the shareholders to approve an increase to 50,000,000 authorized shares. We had 11,029,383 shares of common stock issued and

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



outstanding as of August 1, 1999. We are authorized to issue 5,000,000 shares of preferred stock. We had no issued and outstanding preferred stock as of August 1, 1999.

         Third Party Sales of Our Common Stock Can Lower Our Stock Prices.

         Sales of substantial amounts of our common stock in the public market, pursuant to Rule 144 or otherwise, or the availability of shares for sale, could lower the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

         As of August 1, 1999, Venus Exploration had outstanding 11,029,383 shares of common stock. In addition, 1,739,635 shares were subject to issuance if all the outstanding warrants and vested options for our common stock are exercised. Of the issued and outstanding shares of our common stock, approximately 1,000,000 shares are freely tradeable without restriction or further registration under the Securities Act of 1933. That number does not include the 11,233,333 shares covered by this prospectus. It also does not include the approximately 2,380,315 shares issued in 1997 to the shareholders of Venus Exploration's predecessor that can now be sold pursuant to Rule 144. We have registered approximately 760,596 shares that may be issued upon the exercise of outstanding stock options. Most of these shares would be freely tradeable; though the shares issued to our affiliates would not be freely tradeable. All of the remaining shares of common stock held by existing stockholders are subject to restrictions on resale. These "restricted" securities may not be resold unless they are registered under the Securities Act or are sold pursuant to an available exemption from registration, including Rule 144 under the Securities Act. Some stockholders, including holders of "restricted" securities, have been granted rights with respect to registration under the Securities Act of shares of common stock that they may acquire. If substantial amounts of our common stock are sold, then the market price of our common stock may decline making it more difficult for us to raise money by issuing equity securities.

         We May Issue Significant Amounts of Common Stock in the Future That May Depress Our Stock Price and Dilute Existing Stockholders.

         Under the terms of the EXCO Note and under the terms of the 7% Convertible Notes described below, we could be required to issue up to 6,202,898 shares of our common stock upon conversion. Also, under the terms of those notes, we may issue shares of our common stock in lieu of cash interest payments. The issuance of common stock instead of cash is based upon the average market price of our common stock over a period of time immediately preceding the payment date. For example, if the average price was $1.00 per share at the time of all interest payment dates until maturity, we might issue up to 5,137,074 shares of common stock if we so elected under both notes. This prospectus covers the resale of up to 10,233,333 shares of common stock under the terms of the promissory note held by EXCO.

     As described above, as of August 1, 1999, there are 1,739,635 shares of our common stock currently issuable upon exercise of outstanding warrants or vested options. Approximately 70% of these warrants or options have exercise prices that are less than the recent trading prices of our common stock. The issuance of any of these shares could be considered dilutive to then-existing stockholders and could depress our stock price. In addition, the possibility that so many shares could be issued; i.e., an "overhang effect," could further depress the price of our common stock.

         We May Be Delisted From The Nasdaq SmallCap Market.

         On April 26, 1999, the Nasdaq SmallCap Market notified us about its concern about our ability to sustain compliance with its continued listing requirements. It also notified us about the possibility that we could be delisted because our tangible net worth was below the minimum required by the Nasdaq SmallCap Market. We sent Nasdaq a written response that supplied the information that it requested. On August 30, 1999, Nasdaq advised us that it intended to delist us effective with the close of business on September 8, 1999. We have responded by asking for a hearing by a Nasdaq Listing Qualifications Panel so that we can appeal the Nasdaq staff's determination. The request for a hearing will stay the delisting action pending a final decision by the panel.

         However, if we are not successful in our efforts to address Nasdaq's concerns, Nasdaq could take steps to delist our common stock from being traded on the Nasdaq SmallCap Market. This could result in our common stock being traded on the OTC Bulletin Board or the "pink sheets," or not traded at all. Many institutional and other investors refuse to invest in stocks that are traded at levels below the Nasdaq SmallCap Market, and that could make our effort to raise capital more difficult. In addition, the firms that currently make a market for our common stock could discontinue that role. OTC Bulletin Board and "pink sheet" stocks are often lightly traded or not traded at all on any given day. Any reduction in liquidity or active interest on the part of investors in our common stock could hurt our holders either because of reduced market prices or a lack of a regular, active trading market for our common stock.
         A Few Stockholders Have Effective Control of Venus Exploration.

         As of August 1, 1999, Range Resources Corporation and the current officers and directors of Venus Exploration as a group beneficially own forty-seven percent (47%) of the undiluted voting power of the voting equity. One of our directors is the president of Range Resources Corporation. Consequently, if our current officers and directors and Range Resources Corporation act together, these shareholders are in a position to effectively control the affairs of Venus Exploration, including the election of all of our directors and the approval or prevention of certain corporate transactions that require majority stockholder approval.

         There is a stockholders agreement among some of our directors, their affiliates and other stockholders. Pursuant to that agreement, in the election of directors at our 1999 annual stockholder meeting and subsequent applicable annual stockholder meetings, the parties will vote their shares for the four nominees nominated by a stockholder group led by the Chairman of the Board and for one nominee of Range Resources Corporation. This stockholders agreement effectively increases the control by those stockholders who are a party to it because their 61% of total outstanding shares of common stock will, by agreement, be voted as a single block in the election of our board of directors. That virtually ensures that those stockholders will elect the controlling majority of the board of directors. If the stockholders agreement was not in place, those stockholders might not vote for the same candidates. Of course, the percentage of outstanding shares owned by the group may change if some of those stockholders' shares are sold or if new shares are issued.

         The stockholders who are signatories to the stockholders agreement are Mr. E. L. Ames, Jr., Ellen R.Y. Ames, John Y. Ames, Eugene L. Ames, III, Stephen
J. Ames, Elizabeth Ames Jones, George J. Ames, Robert Oliver, Patrick A. Garcia, the Estate of Raymond M. Koger, Gloria Barrett, Venus Oil Company, James W. Gorman, Jere W. McKenny, D.H. Blair Investment Banking Corp., Rivkalex Corp., Rosalind Davidowitz, Parliament Hill Corporation, Range Production I L.P., and Range Resources, LLC. The stockholders agreement terminates on May 27, 2000, except that the rights and obligations of any party to the agreement cease earlier when that party owns beneficially less than 250,000 shares of our common stock.

         Our Liquidity and Prices May Be Reduced by the Lack of an Active Trading Market for Our Stock.

         A significant portion of our common stock is held by a small number of stockholders, including directors, officers and a few larger stockholders. Many of those shares are restricted from resale pursuant to the Securities Act of 1933. As a result, our common stock is not actively traded, and a shareholder may not be able to sell his or her stock when he or she wants to sell. On many days our common stock is not traded at all. A large block of shares of the common stock may not be able to be sold in a short period of time. In addition, the trading price of our common stock has been, and can be, volatile.

         We Depend Heavily on Senior Management and An Experienced Technical Staff.

         We are dependent upon Eugene L. Ames, Jr., Chairman of the Board and Chief Executive Officer and John Y. Ames, President and Chief Operating Officer. Mr. Eugene L. Ames, Jr. is our executive with the most extensive contacts and relationships in the oil and gas industry. John Y. Ames has extensive experience in land management and acquisition. We are also dependent on Thomas E. Ewing and Bonnie Weise, both of whom are actively involved in the technical application of the geoscience methods that are the basis for our exploration activities. Mr. Ewing and Ms. Weise possess valuable experience and knowledge with regard to oil and gas exploration and their technical expertise would be difficult to replace. We have employment agreements with Messrs. Ames, Jr., and Ewing and Ms. Weise, all of which have non-competition clauses. We do not carry key-man insurance on any of these individuals. Our business and operations could be seriously harmed if Mr. Ames, Jr., Mr. J. Ames, Mr. Ewing or Ms. Weise were to leave Venus Exploration.

                           FORWARD-LOOKING STATEMENTS

         This prospectus and the documents incorporated by reference as discussed under "Where You Can Find More Information" may contain "forward-looking statements" within the meaning of federal securities laws. We use words such as "may," "will," "believe," "expect," "intend," "plan," "seek," "anticipate," "estimate" or "continue" to identify many of our forward-looking statements. Forward-looking statements may also be identified by the negative form or other variations of these verbs. We may use many other comparable terms which by their nature indicate forward-looking statements.

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



         Examples of forward-looking statements we make in this prospectus include statements regarding our financial position and liquidity, the volume or discounted present value of our oil and natural gas reserves, our ability to service indebtedness and our strategic plans, including our ability to acquire oil and natural gas assets and to develop new reserves attributable to the assets.

         Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know if they will prove to be correct. When you consider any of these forward-looking statements, you should keep in mind the factors and cautionary statements disclosed in this prospectus. The risk factors noted throughout this prospectus provide examples of risks, uncertainties and events that may cause our actual results to differ materially from those contained in any forward-looking statement.

                             VENUS EXPLORATION, INC.
         General

         We have been engaged in the exploration, development and acquisition of oil and gas properties since 1996. Our corporate predecessors started in the oil and gas business in 1962, and our chief executive officer has been actively involved in the industry since 1954. We presently have oil and gas properties, acreage and production in nine states with our primary exploration and development activity focused in Texas, Oklahoma and Louisiana. We are a Delaware corporation, and our principal executive offices are located at 1250 N.E. Loop 410, Suite 1000, San Antonio, Texas 78209. Our telephone number is (210) 930-4900.

         Business Strategy

         Venus Exploration uses a growth strategy of:

         o    exploring for oil and gas reserves,

         o    expanding reserves in existing oil and gas fields, and

         o    acquiring strategic producing properties with upside potential.

         We explore for undiscovered onshore oil and gas reserves using advanced geoscience technology. The primary geoscience technologies we use are 3-D seismic surveys and the scientific techniques used to interpret the data gathered by these seismic surveys. A 3-D seismic survey sends pulses of sound from the surface down into the earth, and records the echoes reflected back to the surface. By calculating the speed at which sound travels through the various layers of rock, we can estimate the depth to the reflecting surface. We use computers to perform calculations. It then becomes possible to create a picture of the possible rock structures deep below the earth's surface. A 3-D seismic survey provides us a three dimensional picture of these rock structures. These pictures enable us to determine the potential size of a potential oil and gas reservoir and the best location for drilling an exploratory well. Considerable computer resources and geophysical expertise are required to process and to interpret the 3-D survey and to transform it into a useable product.

         In addition to exploring for new oil and gas reserves in previously undiscovered fields, we also use advanced geoscience technology to exploit and to develop oil and gas reserves in currently producing fields. The fields being exploited or developed consist of fields discovered by us or fields discovered by others but that we believe are not fully developed. We are conducting active exploitation and development activities in 10 different fields in Texas and Oklahoma. Our working interest in those fields varies in size from 2.5% to 100%, and we operate in 9 of the 10 active fields. During 1999, due to the significant decline in oil and natural gas prices during 1998 and our shortage of capital, we have emphasized acquiring and expanding reserves in existing oil and gas fields rather than exploring for new reserves in unestablished areas.

         We will continue to seek strategic producing property acquisitions that offer near-term production and longer-term development and exploration opportunities that can be investigated through the application of advanced technology by our exploration team. We also seek to accomplish strategic acquisitions of producing assets with development and exploratory potential through strategic alliances with other oil and gas companies. We may also sell non-strategic properties as a part of our effort to concentrate on our focus areas.

                               RECENT DEVELOPMENTS

1. During 1999, a joint venture was formed to acquire properties from Apache Corporation.

         On June 30, 1999, EXUS Energy, LLC, a Delaware limited liability company owned 50% by EXCO Resources, Inc., and 50% by Venus Exploration, acquired from Apache Corporation oil and natural gas properties located in Jackson Parish, Louisiana. EXCO is a publicly-held oil and gas company based in Dallas, Texas. The Jackson Parish properties include 17 producing wells, and the acquired interest entitles EXUS Energy to an average of approximately 83.8% of production from these wells.

         EXCO is the named operator of the Jackson Parish properties, and it assumed operational responsibility for all 17 wells. The acquired properties include (a) 6,411 acres that are considered to have already been developed for oil and gas production, and (b) 1,532 acres that have not been developed. EXUS Energy will be entitled to an average of 88.4% of the production from the developed acreage and an average of 74.9% from the undeveloped acreage. As of April 1, 1999, the Jackson Parish properties were estimated to contain 2,815 barrels of oil and 66.5 billion cubic feet of gas.

         The purchase price, before closing adjustments, was $28.5 million. After adjustments, it was approximately $27.6 million. The adjustments were made to recognize the value of production received since March 1, 1999, the effective date of the acquisition. The purchase price was funded with $14 million drawn under a new credit facility established by EXUS Energy and $14 million of EXUS Energy equity capital. We engaged in arms-length negotiations with Apache Corporation to determine the purchase price.

         The purchase and sale agreement. We acquired the Jackson Parish properties pursuant to the terms of a purchase and sale agreement dated May 13, 1999, between Apache Corporation and Venus Exploration. At the closing of the acquisition, we assigned EXUS Energy our rights and obligations under the purchase and sale agreement.

         The limited liability company agreement. EXCO and Venus Exploration entered into a limited liability company agreement in which we each own a 50% equity interest in EXUS Energy. We are entitled to a 50% share of the profits and losses of EXUS Energy, subject to special allocations in certain events. EXUS Energy's principal business purpose initially is to manage and develop the Jackson Parish properties. In addition, EXCO and Venus Exploration have established an area of mutual interest agreement with regard to the Jackson Parish properties, and it governs any additional acquisitions of properties within the area by either party. Also, either EXCO or Venus Exploration may acquire other oil and gas properties through EXUS Energy.

         EXUS Energy is managed by a management committee comprised of four people, two designated by EXCO and two people we designate. Initially, EXCO Resources's representatives are Douglas H. Miller, its Chairman and Chief Executive Officer, and T.W. Eubank, its President, and our representatives are Eugene L. Ames, Jr., our Chairman and Chief Executive Officer, and John Y. Ames, our President and Chief Operating Officer.

         EXUS Energy's officers are:

         Eugene L. Ames, Jr., Chairman of the Management Committee;

         T.W. Eubank, President;

         J. Douglas Ramsey, Vice President and Treasurer; and

         Richard E. Miller, Secretary.

Most actions of the members require majority consent. Certain actions require consent of members holding 66 2/3% of the membership interests. These include:

         o    merger;

         o    sale of all of EXUS Energy's assets;

         o    liquidation;

         o    conversion of the legal form of the entity to another form; and

         o amending the LLC agreement to change any minority membership interest protection.

         EXCO and Venus Exploration capitalized EXUS Energy with $14 million of equity capital, all of which was applied to fund the purchase of the Jackson Parish properties. EXUS Energy also arranged a credit facility, which is discussed in greater detail below, through NationsBank, N.A. to fund a portion of the acquisition. That facility may also be used to fund additional development drilling of the properties and to fund additional acquisitions.

         The members have identified some development drilling opportunities in the Jackson Parish properties, and they have budgeted $5.1 million, subject to lender approval, for these activities. The LLC agreement permits the management committee to call for additional capital contributions from the members to fund the capital needs of EXUS Energy. Furthermore, either member may propose a subsequent operation on the Jackson Parish properties. A "subsequent operation" would encompass significant drilling activities such as a new well, recompletion of an existing well, or a workover project. If EXCO and Venus Exploration are unable to agree to fund a project through EXUS Energy, the proposing member may elect to proceed with the subsequent operation in EXUS Energy's name, but the subsequent operation will be funded solely by the proposing member. In that event, all expenses, losses, gains or income from the project will be specially allocated solely to the proposing member until the proposing member has recouped a sum equal to 300% of the additional capital contribution that would have been funded by the non-proposing member had it participated in the project. Upon reaching the 300% threshold, all losses, expenses, gains or income will be allocated to the members in proportion to their equity interest in EXUS Energy.

         The LLC agreement includes other customary terms, including terms governing transfers of membership interests, voting, meetings and tax matters.

         In conjunction with the LLC agreement, we have entered into an agreement among members governing transfer of the membership interests, including a right of first refusal, and buy/sell rights in the event we deadlock with EXCO on a matter that requires a super-majority vote of the members under the LLC agreement.

         The convertible promissory note. EXUS Energy had initial equity capital of $14 million. EXCO provided $7 million from its cash on hand, and we provided $7 million. On June 30, 1999, we borrowed $7 million from EXCO under the terms of an $8 million convertible promissory note. We contributed this $7 million to EXUS Energy as our share of the equity capital.

         Subject to restrictions on the use of proceeds, our promissory note to EXCO allows us to borrow up to $8 million, including the $7 million capital contribution to EXUS Energy. The EXCO Note provides for additional draws beginning after January 1, 2000, not to exceed $1 million, solely to fund additional capital contributions to EXUS Energy and/or to fund the expenses of one issuance of equity securities. We are not permitted to draw any of the $1 million until we have obtained the stockholder approval described below.

         All our borrowings under the EXCO Note are secured by a first priority lien providing a security interest in our membership interest in EXUS Energy and our distribution and income rights in EXUS Energy. The EXCO Note provides that advances will bear interest at a rate of 10% from June 30, 1999, through June 30, 2000, with interest increasing 1% per year through June 30, 2004. We may make the interest payments in cash or, at our election, in our common stock. In the event we default, advances will bear interest at a rate of 15% after the event of default. If we pay interest in the form of common stock, the number of shares to be issued will be determined by dividing the interest payment due by the average market price of one share of our common stock for the twenty trading days immediately preceding the interest payment date. Interest is payable semi-annually beginning on January 1, 2000. The EXCO Note matures on July 1, 2004, at which time we must pay all of the unpaid principal.

         Beginning on July 1, 2000, and continuing until the EXCO Note is paid in full, EXCO, at its option, may convert all or any portion of the outstanding principal balance and accrued interest into shares of our common stock for $1.50 per share, subject to adjustment. On or before December 15, 1999, we are required to obtain stockholder approval of the issuance of our common stock that may be issued upon conversion under the terms of the EXCO Note. Although the timing is by agreement, the stockholders' approval is required by the rules of the Nasdaq SmallCap Market because of the number of shares that may be issued under the agreement. If we do not get stockholder approval, we would be required to prepay $3 million of the EXCO Note plus accrued interest. The Nasdaq SmallCap Market rules allow us to issue shares of common stock upon conversion of up to $4 million of the principal of the EXCO Note without the approval of our stockholders; accordingly, the $3 million mandatory prepayment equates to the principal amount EXCO would not be able to convert to our common stock if we do not obtain stockholder approval.

         Alternatively, we may elect to transfer membership interests in EXUS Energy equal to 21.43% of the aggregate outstanding interests of EXUS Energy in exchange for a cancellation of $3 million of principal owed under the EXCO Note. The 21.43% is about 3/7 of our equity interest in EXUS Energy.

         The EXCO Note also requires a mandatory prepayment of principal equal to 50% of the net proceeds of each equity issuance we make on or after June 30, 1999. Excluded from that mandatory prepayment is our first $5 million of aggregate net proceeds of all equity issuances after June 30, 1999. We may also voluntarily prepay any or all of the EXCO Note, subject to a prepayment penalty of 3.57% of the principal prepaid for any prepayment occurring on or prior to July 1, 2000.

         The EXCO Note contains other customary terms including:

         o certain representations, affirmative covenants such as conduct of our business, reports to EXCO, and compliance with laws;

         o negative covenants such as no purchase or redemption of our common stock, and no sale, transfer, mortgage or pledge of the collateral securing the EXCO Note; and

         o events of default such as failure to pay principal or interest as required, violation of covenants in the EXCO Note, bankruptcy, change of control of Venus Exploration, default under our secured credit facility, and failure to obtain stockholder approval of the issuance of stock in accordance with the EXCO Note.

         The registration rights agreement. The shares that may be issued under the terms of the EXCO Note are subject to a registration rights agreement dated June 30, 1999. That agreement requires us to register the 10,133,333 shares for resale by EXCO that are being offered by this prospectus. The 10,133,333 shares represent: (a) 5,333,333 that will be issued if EXCO converts $8 million of principal under the EXCO Note at $1.50 per share; and (b) 4,800,000 shares that will be issued if we paid all interest accruing on $8 million principal of the EXCO Note at an assumed market price of $1.00 per share. The registration rights agreement provides that a registration statement must be filed with the Securities and Exchange Commission by September 28, 1999, and that it must be effective on or prior to the 120th day following the first issuance of any shares under the EXCO Note. The 120 day period may be extended to 210 days if
(a) we have timely complied with our covenants under the registration rights agreement, and (b) the registration statement is still under review by the Securities and Exchange Commission. The registration rights agreement contains other customary terms and provisions including indemnification for certain liabilities under applicable securities laws. A breach of the agreement would constitute an event of default under the EXCO Note.

         The EXUS credit facility. On June 30, 1999, EXUS Energy entered into a credit facility with NationsBank, N.A., as administrative agent and lender. The credit facility provides for borrowings up to $50 million, subject to borrowing base limitations. The bank has sole discretion to determine the borrowing base based on its semi-annual valuation of EXUS Energy's reserves.

         The credit facility consists of a regular revolver, which on July 15, 1999, had a borrowing base of $19.5 million. At July 15, 1999, EXUS Energy had approximately $5.5 million available for borrowing under the credit facility. A portion of the borrowing base is available for the issuance of letters of credit. All borrowings under the credit facility are secured by a first lien mortgage providing a security interest in substantially all assets owned by EXUS Energy, including all mineral interests.

         The credit facility provides that if the aggregate outstanding indebtedness of EXUS Energy is less than 75% of the borrowing base, advances will bear interest at 1.5% over LIBOR. If the borrowing base usage equals or exceeds 75%, advances will bear interest at 1.75% over LIBOR.

         Under the terms of the credit facility, EXUS Energy must not permit the ratio of its consolidated current assets to its consolidated current liabilities to be less than 1:1 at any time. Furthermore, EXUS Energy must not incur or pay general and administrative expenses in an aggregate amount over $100,000 during the period from June 30, 1999, through December 31, 1999, or $200,000 during any fiscal year after that. On June 30, 1999, EXUS Energy was in compliance with both the current ratio covenant and the general and administrative expense covenant.

         Beginning on September 25, 1999, and continuing each month until maturity, EXUS Energy must make mandatory payments on the credit facility in an amount equal to 50% of EXUS Energy's Net Revenues, as defined in the credit facility, for the immediately preceding calendar month. Each payment will be applied first to accrued but unpaid interest and then to principal. However, if a borrowing base deficiency exists after giving effect to a redetermination, EXUS Energy would have to eliminate the borrowing base deficiency by doing one of the following:

         o making a single mandatory prepayment of principal on the revolving loan in an amount equal to the entire amount of the borrowing base deficiency on the first monthly date following the date on which the borrowing base deficiency is determined to exist;

         o making six consecutive mandatory prepayments of principal on the revolving loan each of which will be in the amount of one sixth (1/6th) of the amount of the borrowing base deficiency beginning on the first monthly date following the date on which the borrowing base deficiency is determined to exist; or

         o submitting additional mineral interests as security to the banks on the first monthly date following the date on which the borrowing base deficiency is determined to exist; however, the banks, in their sole discretion, have the right to determine whether those interests have a value sufficient to increase the borrowing base by at least the amount of the borrowing base deficiency.

         The credit facility matures on June 30, 2002. The next borrowing base redetermination is scheduled for January 1, 2000, and on or about each April 30 and October 31 after that. EXUS Energy may seek additional borrowing capacity at that time for its development drilling program. However, the current development program of EXUS Energy may not result in increased collateral values, and these values may not enable EXUS Energy to borrow the funds it needs to continue the program.

         The credit facility contains a number of covenants affecting the liquidity and capital resources of EXUS Energy, including restrictions on its ability to incur indebtedness at any time in an amount exceeding $25,000 or to pledge assets outside of the credit facility, the maintenance of a current ratio, limitations on general and administrative expenses, and restrictions on the payment of dividends on the equity capital units of EXUS Energy.


2. In the second quarter of 1999, we sold convertible subordinated promissory notes totaling $1,000,000.

         In the second quarter of 1999 we completed the private placement to six investors of six unsecured convertible subordinated promissory notes (each a "Subordinated Note" and collectively, the "Subordinated Notes") totaling $1,000,000. We received net proceeds of $975,000 after legal fees and other miscellaneous expenses. We used the proceeds to fund general operating expenses. Our obligations to the noteholders are unsecured and subordinated to the rights of our bank and other lenders unless those lenders have agreed otherwise. Interest payments under the Subordinated Notes may be paid, at our election, with our common stock.

         The Subordinated Notes. The Subordinated Notes bear interest at a rate of 7% per annum, or 10% in the event of default. If we pay interest in common stock, the number of shares we will issue will be determined by dividing the interest payment due by the market price of one share of our common stock on the last trading day preceding the interest payment date. Interest is payable quarterly beginning on June 30, 1999. We paid the June 30, 1999 interest payments with a total of 7,984 shares of our common stock.

         The Subordinated Notes mature on March through June 2004, at which time all of the unpaid principal is due and payable. The noteholders can convert the debt to common stock at any time, and the conversion is based on a price of $1.15 per share. The conversion price will be adjusted proportionately in cases where the number of the outstanding shares of common stock is changed on a pro rata basis; e.g., dividends of stock and stock splits.

         Another cause of an adjustment to the conversion price is if we issue common stock, or securities convertible into common stock, at a price lower than the $1.15 conversion price, as adjusted. If that happens, the conversion price will be reduced to the price as which those other securities are being sold.

         If we issue convertible subordinated notes or other similar securities with better terms to new noteholders, the holders of the six notes also have the right to get replacement notes with those better terms, at least with regard to a higher stated interest rate, a higher premium upon early redemption, a lower per-share conversion price, or a longer period before we can cause a mandatory redemption.

         We have a conditional option of converting the outstanding balance of each Subordinated Note to our shares of common stock. That option does not mature until thirty-six months after the original issuance of the Subordinated Notes, and the condition to our option to convert is that the closing market price for the shares of our common stock must have exceeded $3.60 per share for at least 25 out of the preceding 30 trading days. The conversion is based on the same $1.15 price per share.

         The notes allow us to redeem them for cash and the payment of a redemption premium. We also have a preferential right to buy the Subordinated Notes if the holders decide to sell them.

         If an event of default occurs, the noteholders may demand immediate repayment of the principal amount and any accrued but unpaid interest. They will also have all other rights generally allowed by contract and applicable law. Events of default include:

         o the continuation of a failure to pay for more than three days after any amount becomes due,

         o    failure to perform material obligations under the Subordinated
              Notes,

         o    a default under other indebtedness or securities,

         o a materially false or misleading representation in the note or any filings with the SEC as of the date of the note,

         o    bankruptcy, or

         o uninsured judgment claims over $25,000 that are not promptly discharged.

         The registration rights agreements. The Subordinated Notes were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. We will issue common stock in lieu of cash interest payments under the Subordinated Notes in the same manner. As a result, the transfers of these securities are restricted.

         Concurrently with the execution of the Subordinated Notes, we entered into a registration rights agreement with each noteholder that gives that noteholder the option to register for resale under the Securities Act of 1933 any of their shares of our common stock on a registration statement otherwise being filed by Venus Exploration for sales on our own behalf. We also agreed not to grant any new registration rights to third parties if those rights would adversely impact the rights of the holders of the six Subordinated Notes described above.

3.       During 1999, We Sold Oil and Gas Properties to Reduce Our Indebtedness.

         On January 27, 1999, we sold our oil and gas properties in West Virginia to Allegheny Interests, Inc., and Meridian Exploration Corporation for a gross purchase price of

$1,170,000. We used $1 million of the net purchase price to reduce our outstanding bank debt. The properties included interests in 58 wells and a pipeline system that serviced many of the wells. We also sold our interest in a limited partnership that owned property rights in oil and gas wells in West Virginia. During 1998, the production from these properties was the equivalent of 145,285 thousand cubic feet of natural gas, or about 11.3% of our total 1998 production. According to the estimates of the proved reserves included in our Annual Report on Form 10-K for the year ended December 31, 1998, the properties we sold were 17.5% of our total proved reserves as of December 31, 1998. We made this calculation before we recognized any production or reserves from the properties acquired from Apache Corporation.

         On February 12, 1999, we sold our interest in the H.E. White Unit in Freestone County, Texas to Petroleum Development Corporation and Warren Resources, Inc. for a gross purchase price of $1,150,000. Out of the net proceeds, we used $650,000 to reduce our outstanding bank debt. The properties that we sold included interests in 3 existing wells with production of 41,841 thousand cubic feet of natural gas during 1998, or about 3.3% of our total 1998 production. According to the estimates of proved reserves included in our Annual Report on Form 10-K for the year ended December 31, 1998, the properties we sold were 10.9% of our total proved reserves as of December 31, 1998. We made this calculation before we recognized any production or reserves from the properties acquired from Apache Corporation.

4.       Our Financial Condition

         During 1998 our financial situation deteriorated in large part due to a downturn in oil and gas prices, a lack of cash flow and an inability to raise capital to finance new drilling projects or acquisitions of oil and gas properties. Throughout the past year we have received a series of waivers from our lender for defaults under our revolving credit agreement. Currently, we are in default under two of the financial covenants in that revolving credit agreement with our principal lender. We have failed to maintain (a) our ratio of current assets to current liabilities at 1:1 or more, and (b) our tangible net worth at $5,250,000 or more. These covenant defaults have been waived by our lender until September 30, 1999. In addition, our independent auditors raised a "going concern" question in the auditors' report on our 1998 financial statements.

         In April 1999, we received a letter from the Nasdaq SmallCap Market regarding our auditors' "going concern" question and the level of our tangible net worth. On August 30, 1999, Nasdaq advised us that they intended to delist us effective with the close of business on September 8, 1999. We have responded by asking for a hearing by a Nasdaq Listing Qualifications Panel so that we can appeal the Nasdaq staff's determination. We believe that the request for a hearing will stay the delisting action pending a final decision from Panel.

         For the medium and longer terms, we are working on a number of alternatives that we believe will address our revolving credit agreement requirements and future liquidity and financing needs if we successfully complete various combinations of those alternatives. They include mergers, sales of assets, farmouts or other partnering arrangements on selected properties, and issuance of indebtedness or equity capital. We do not know if we will be successful.

         We have made some progress on the solutions to the situation. During the first quarter of 1999, we sold non-core properties for $2,586,000 in cash, and that allowed us to repay $1,670,000 of our debt on the revolving credit facility. In the second quarter, we sold 7% convertible promissory notes in the principal amount of $1,000,000 and netted about $975,000. We also acquired the Jackson Parish Properties with EXCO in the second quarter. We expect, as a result of the acquisition, that our revenues will increase by over 100% beginning in July 1999. In fact, we expect to generate positive operating cash flow, after debt service, beginning with July 1999 operations. The increase in oil and natural gas prices is also helping.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of (a) 30,000,000 shares of common stock, and (b) 5,000,000 shares of preferred stock. At August 1, 1999, we had (a) 11,029,383 shares of common stock outstanding, and (b) no issued or outstanding shares of preferred stock. We also had options to purchase 539,000 shares of common stock outstanding at that date. In the aggregate, 1,739,635 shares of our common stock have been reserved for issuance pursuant to the exercise of currently outstanding options.

         Common Stock

         The holders of shares of common stock possess full voting power for the election of directors and for all other purposes. Each holder of common stock is entitled to one vote for each share of common stock held of record by that holder. The shares of common stock do not have cumulative voting rights.

         Preferred Stock

         At any time, the Board of Directors may allow the issuance of fully authorized shares of preferred stock. Approval may not be needed from the existing stockholders. The preferred stock may be in classes or series and may have various powers, rights, preferences and limitations. Any dividend preferences given to preferred stock could reduce the funds available for the payment of dividends on common stock.

         Also, holders of preferred stock could be given a priority position over the common stockholders upon any liquidation, dissolution or winding up of Venus Exploration. Under some circumstances, the issuance of that preferred stock could complicate or discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management.

                                 USE OF PROCEEDS

         We will not receive any proceeds from any sale of shares of common stock covered by this prospectus.

                              SELLING STOCKHOLDERS

         The selling stockholders who may offer common stock through this prospectus are Stratum Group, L.P. and EXCO Resources, Inc.

         Our Relationship with Stratum: The Stratum Debt-for-Equity Exchange.

         On December 3, 1998, we completed a debt-for-equity exchange with Stratum Group, L.P. As a result, we converted our subsidiary's debt of $1.605 million into 1.1 million shares of common stock covered by this prospectus. Our subsidiary had borrowed the $1.605 million under a credit facility created in 1996. Stratum Group Energy Partners, L.P. was the lender, and the credit facility provided that the lender's only recourse was against our subsidiary and the properties that it owned. In connection with the credit facility, our subsidiary assigned Stratum some overriding royalty interests. These overriding royalty interests were equal to 5% of the subsidiary's net revenue interest in the properties that were subject to the Stratum deed of trust. Under the terms of the credit agreement, Stratum could convert the overriding royalty interests into equity and was given restricted warrants to buy our common stock. These conversion rights and warrants were exercisable against 589,822 shares of common stock that were owned by the entities that were the stockholders at the time the credit facility was created. In connection with the debt-for- equity exchange, we obtained (a) a full release from our other obligations to the Stratum Group, L.P. and its affiliates, (b) the warrants to acquire up to 589,882 shares of our common stock, and (c) the overriding royalties in our subsidiary's producing properties.

         "Overriding royalty interests" are real property interests that entitle the owner to a part of the revenue stream from oil and gas production without having to pay the costs of production and without being subject to most liabilities related to drilling and production.

         In connection with the debt-for equity exchange, Venus Exploration and Stratum entered into a registration rights agreement. In that agreement, we agreed to file this registration statement on Form S-3 on or before March 5, 1999. We must use our reasonable best efforts to cause this registration statement to be declared effective, and we must also use our reasonable best efforts to keep the registration statement continuously effective until two years after the effective date of the registration statement unless all the covered shares may be sold without restrictions under Rule 144(k).

         The registration rights agreement also provides for piggyback registration rights that allow the owners of the 1,100,000 shares to include those shares in any registration statement that we file for our own behalf. Exceptions are (a) Venus Exploration's registrations on Forms S-4 and S-8, and
(b) our right to limit the number of Stratum shares to be included to that which our managing underwriter believes can be included without materially jeopardizing the successful marketing of shares to be registered. Stratum must de-register under this registration statement any shares to be sold under our other registration statements. These piggyback registration rights expire at the same time as the other rights under the registration rights agreement.

         Under the registration rights agreement, we generally bear the expense of any registration statement, while Stratum and any other selling stockholders generally bear selling expenses, such as underwriting commissions and discounts. The registration rights agreement also includes customary indemnification provisions. The information below is as of the date of this prospectus and has been furnished by Stratum. The ultimate beneficial owners of Stratum are numerous individual investors who own, in the aggregate, a 5% beneficial interest in Stratum, and The Beacon Group Energy Investment Fund, L.P., a New York, New York based limited partnership that has the principal business purpose of engaging in energy-related investments and which owns, in the aggregate, a 95% beneficial interest in Stratum. The sole general partner of the limited partnership is Beacon Energy Investors, LLC, which is a Delaware limited liability company managed by numerous individual investors. Stratum has not held any position or office, nor has it had any other material relationship with us or any of our predecessors or affiliates in the last three years, other than as lender to our wholly-owned subsidiary.


                                          NUMBER OF                              NUMBER OF
                                            SHARES          PERCENTAGE OF          SHARES          NUMBER OF
                                            OWNED           OUTSTANDING            BEING            SHARES
               NAME OF                   BEFORE THIS           COMMON            REGISTERED        OWNED-AFTER
         SELLING STOCKHOLDER              OFFERING(1)          STOCK(2)          FOR RESALE      THIS OFFERING(3)
         -------------------             ------------       -------------       -----------      ---------------
Stratum Group, L.P....................     1,100,000            4.9%              1,100,000          -0-
                                           ---------            ---               ---------          ---
         TOTAL........................     1,100,000            4.9%              1,100,000          -0-

-----------
         (1) Stratum does not own any shares of our common stock other than those shares described in and covered by this prospectus.

         (2) Assumes all shares of our common stock registered for resale pursuant to this prospectus are outstanding.

         (3) Assumes all shares of common stock registered for resale pursuant to this prospectus are sold.

         Our Relationship with EXCO.

         The 10,133,333 shares of common stock that may be issued to EXCO and that are covered by this prospectus are described previously on page 19. The information below is as of the date of this prospectus and has been furnished by EXCO. EXCO has not held any position or office, nor has it had any other material relationship with us or any of our predecessors or affiliates in the last three years, other than as described under "Recent Developments" beginning on page 17.

                                           NUMBER OF
                                             SHARES            PERCENTAGE OF        NUMBER OF          NUMBER OF
                                             OWNED              OUTSTANDING       SHARES BEING          SHARES
               NAME OF                    BEFORE THIS             COMMON           REGISTERED         OWNED-AFTER
         SELLING STOCKHOLDER              OFFERING(1)             STOCK(2)          FOR RESALE      THIS OFFERING(3)
--------------------------------------   ------------          -------------      ------------      ----------------
EXCO Resources, Inc...................     10,133,333              45.5%            10,133,333          -0-
                                           ----------              ----             ----------          ---
         TOTAL........................     10,133,333              45.5%            10,133,333          -0-

-------------

         (1) Assumes that all shares covered by this prospectus have been issued to EXCO. EXCO does not own any shares of our common stock other than those shares described in and covered by this prospectus.

         (2) Assumes all shares of our common stock registered for resale pursuant to this prospectus are outstanding.

         (3) Assumes all shares of common stock registered for resale pursuant to this prospectus are sold.

                              PLAN OF DISTRIBUTION

         This prospectus covers offers and sales from time to time by:

         o Stratum Group, L.P. of the 1,100,000 shares of the common stock that it received in the debt-for-equity exchange with Venus Exploration; and

         o EXCO Resources, Inc., of the 10,133,333 shares of the common stock that it may be issued as a result of the EXCO convertible promissory note.

         It also covers offers and sales by other parties to which Stratum or EXCO has legally transferred any of these shares. Pursuant to Rule 416 under the Securities Act of 1933, the selling stockholders may also offer and sell shares of common stock issued as a result of, among other events, stock splits, stock dividends and similar events.

         Stratum and EXCO and their pledgees, donees, transferees or other successors-in-interest may sell all or a portion of the shares of common stock being registered hereunder:

         o    to or through one or more underwriters,
         o    directly to other purchasers or through agents,
         o    in ordinary brokerage transactions,
         o    in negotiated transactions,
         o    at market prices prevailing at the time of sale, or
         o at prices related to the then prevailing market price or some other negotiated price.

         The selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities. They may sell and deliver the shares of common stock or assign the shares in settlement of loans. The selling stockholders may pledge their shares of common stock pursuant to the margin provisions of their customer agreements with their brokers. Upon a default by the selling stockholders, the broker may offer and sell the pledged shares of common stock.

         In effecting sales, the selling stockholders' brokers and dealers may arrange for other brokers or dealers to participate in the transactions. Brokers or dealers may get commissions or discounts from the selling stockholders. If any broker-dealer acts as agent for the purchaser of shares, it may get a commission or discount from that purchaser. Those commissions or discounts may be in amounts to be negotiated, but they are not expected to exceed those customary in the types of transactions involved.

         Broker-dealers may agree with the selling stockholders to sell a specified number of shares of common stock at a stipulated price per share. If the broker-dealer cannot do so, it may purchase for itself any unsold shares of common stock at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares of common stock as a principal may later resell those shares of common stock in transactions in the over-the-counter market or otherwise at similar prices and on terms like the ones the selling stockholders are allowed to sell those shares. In connection with those resales, the broker-dealers may pay commissions to the purchasers or receive commissions from the purchasers. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 promulgated under the Securities Act of 1933, rather than pursuant to this prospectus.

         The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with those sales. In that case, any commissions received by those broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         In order to comply with applicable states' securities laws, the shares of common stock will be sold in jurisdictions only through registered or licensed brokers or dealers. In addition, some states' laws require that the common stock not be sold unless the common stock has been registered or qualified for sale in that state or unless an exemption from registration or qualification is available and is satisfied.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for Venus Exploration, Inc. by our legal counsel, Haynes and Boone, LLP, San Antonio, Texas. Will C. Jones IV, Of Counsel to Haynes and Boone, LLP, is married to Elizabeth Ames Jones. Mrs. Jones beneficially owns 262,373 shares of common stock and is a member of the Ames Group, which is a signatory to the stockholders agreement described in the "Risk Factors" section on page 14. Mrs. Jones is the daughter of Eugene L. Ames, Jr., Chairman and Chief Executive Officer, and she is the sister of John Y. Ames, President and Chief Operating Officer, and of Eugene L. Ames, III, Vice President.

                                     EXPERTS

         The consolidated financial statements of Venus Exploration, Inc. and subsidiaries as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998 appearing in Annual Report on Form 10-K for the year ended December 31, 1998, have been incorporated herein by reference in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP covering the December 31, 1998 consolidated financial statements contains an explanatory paragraph that states that Venus Exploration's recurring losses from operations and accumulated deficit raise substantial doubt about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

         The statements of revenues and direct operating expenses of the Jackson Parish properties for the years ended December 31, 1998, 1997 and 1996 appearing in the Company's Current Report on Form 8-K dated June 30, 1999, as amended by Current Report on Form 8-K/A dated September 7, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

         The estimates relating to our proved oil and gas reserves and future net revenues of oil and gas reserves as of December 31, 1998, incorporated in this prospectus by reference from the Annual Report on Form 10-K for the year ended December 31, 1998, are based upon estimates of reserves prepared by Pollard, Gore and Harrison Petroleum Engineers in reliance upon its reports and upon the authority of that firm as experts in petroleum engineering.

                DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

         Pursuant to the registration rights agreements between Venus Exploration and Stratum and EXCO, we have agreed to indemnify each selling stockholder and its officers, directors, agents, brokers, investment advisors and employees against any losses, claims, damages, liabilities, costs and expenses arising out of or relating to (a) any untrue statement or alleged untrue statement of a material fact contained in the registration statement or any prospectus, including any amendments or supplements thereto, or (b) the omission or alleged omission to state in those documents a material fact required to be stated or necessary to make the statements not misleading. There is an exception if those liabilities arise solely out of, or are based upon, any information furnished in writing to Venus Exploration by a selling stockholder for use in the registration statement or an amendment or supplement thereto. In addition, each Stratum selling stockholder has agreed to indemnify us and our officers, directors, employees and agents against any losses, claims, damages, liabilities, costs or expenses arising solely out of written information furnished by that selling stockholder for use in the registration statement or any amendment or supplement. The selling stockholder's liability is limited to the dollar amount that it receives from the sale of the common stock.

         If its directors and officers are indemnified for liabilities under the Securities Act of 1933 and if that indemnification is based on the terms of the registration rights agreement, we have been advised by the Securities and Exchange Commission that it believes that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

         You can read and copy any of the reports, proxy statements and other information that we file with the Securities and Exchange Commission as required by the Securities Exchange Act of 1934. These are available at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can get information about the Public Reference Room by calling the SEC at 1-800-SEC-0330, or 1-800-732-0330. The SEC also maintains a Website at (http://www.sec.gov). At the SEC's Website, you can get reports, proxy and information statements and other information regarding Venus Exploration and other issuers that file electronically with the SEC.

         In addition, our common stock is traded on the Nasdaq SmallCap Market(SM) under the symbol "VENX." Reports, proxy statements and other information concerning Venus Exploration can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. You may also contact us directly at our website at (http://www.venusexploration.com).

         We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended. This prospectus, which is a part of that registration statement, does not contain all the information in the registration statement. Parts of the registration statement are contained in schedules and exhibits to the registration statement as permitted by the SEC. This prospectus summarizes parts of the documents contained in those schedules and exhibits. You should not rely on the summaries in this prospectus. Rather, you should read the exhibits and schedules for the complete description. The registration statement, including its exhibits, can be inspected and copied at the SEC's Public Reference Room, the SEC's regional offices, and at the offices of the National Association of Securities Dealers, Inc. referred to above in Washington, D.C., at prescribed rates.

                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents we file with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information we file after the date of this prospectus will update and supersede information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended until the offering of the shares offered by this prospectus is terminated:

         o Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended,
         o Quarterly Report on Form 10-Q for the quarter ended March 31, 1999,
         o Quarterly Report on Form 10-Q for the quarter ended June 30, 1999,
         o Current Report on Form 8-K dated January 27, 1999, and filed on February 11, 1999, as amended,
         o Current Report on Form 8-K dated February 12, 1999, and filed on February 26, 1999 as amended,
         o Current Report on Form 8-K dated June 30, 1999, and filed on filed July 15, 1999, as amended, and
         o    Registration Statement on Form 8-A filed on March 12, 1986.

         Any statement contained in a document incorporated into this prospectus should be considered superseded or modified for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other subsequently filed document that also is incorporated by reference) modifies or supersedes that statement. Any modified or superseded statement, except as so modified or superseded, will not be considered a part of this prospectus.

         We will provide to each person, including any beneficial owner, to whom this prospectus is delivered any of the information that has been incorporated into this prospectus by reference but is not delivered with it. We will send that information without charge if you call or write with that request. You may ask for the information by calling Mr. John Y. Ames at (210) 930-4900, or you can send written requests to:

                            Venus Exploration, Inc.
                            1250 N.E. Loop 410, Suite 1000
                            San Antonio, Texas 78209
                            Attention: John Y. Ames, President

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Securities and Exchange Commission Registration Fee.................................................. $ 4,872
Nasdaq SmallCap Market(SM) Listing Fee...............................................................   7,500
Transfer Agent Fees..................................................................................     100
Printing Expenses....................................................................................     250
Accounting Fees and Expenses.........................................................................  20,000
Legal Fees and Expenses..............................................................................  30,000
Engineer Fees and Expenses...........................................................................   1,000
Blue Sky Fees and Expenses...........................................................................     200
Miscellaneous Expenses...............................................................................   1,078
                                                                                                      -------
   Total............................................................................................. $65,000
                                                                                                      =======


         All of the above expenses, except the Securities and Exchange Commission registration fee and the Nasdaq SmallCap Market(SM) listing fee, are estimated. All of those expenses will be borne by Venus Exploration.

ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our certificate of incorporation, as amended, provides that no director of Venus Exploration will be personally liable to us or any of our stockholders for monetary damages arising from the director's breach of fiduciary duty as a director. However, this does not apply with respect to any action in which the director would be liable under Section 174 of the General Corporation Law of the State of Delaware, nor does it apply with respect to any liability in which the director (a) breached his duty of loyalty to us or our stockholders; (b) did not act in good faith or, in failing to act, did not act in good faith; (c) acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, has acted in a manner involving intentional misconduct or a knowing violation of law; or (d) derived an improper personal benefit.

         Our certificate of incorporation provides that we will indemnify our directors and officers and former directors and officers to the fullest extent permitted by the aforementioned Delaware corporate code. Pursuant to the provisions of Section 145 of the Delaware corporate code, we have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of Venus Exploration) by reason of the fact that he is or was one of our directors, officers, employees or agents, against any and all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with that action, suit or proceeding. The power to indemnify applies only if that person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of Venus Exploration and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         The power to indemnify applies to actions brought by or in the right of Venus Exploration as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself. There is the further limitation that, in those actions, no indemnification will be made in the event of any adjudication of negligence or misconduct, unless the court, in its discretion, believes that, in light of all the circumstances, indemnification should apply.

         The statute further specifically provides that the indemnification authorized thereby will not be deemed exclusive of any other rights to which any officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Venus Exploration pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 16.      EXHIBITS

     EXHIBIT
       NO.                               EXHIBIT

        4.1 Certificate of Incorporation, filed as Exhibit 3.1 to Venus Exploration's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, which Exhibit is incorporated herein by reference.

        4.2 Bylaws, filed as Exhibit 3.2 to Venus Exploration's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, which Exhibit is incorporated herein by reference.

        4.3 Settlement Agreement dated November 19, 1998, between Stratum Group, L.P., and Venus Exploration, Inc., previously filed.

        4.4 Registration Rights Agreement dated November 30, 1998, between Venus Exploration, Inc. and Stratum Group, L.P., previously filed.

        4.5        Registration Rights Agreement between EXCO Resources, Inc.
                   and Venus Exploration, Inc. dated June 30,1999, filed as
                   Exhibit 10.6 to Venus Exploration's Current Report on
                   Form 8-K dated June 30, 1999, which Exhibit is incorporated by reference.

        4.6        Convertible Promissory Note made by Venus Exploration, Inc.
                   in favor of EXCO Resources, Inc. dated June 30, 1999, filed as Exhibit 10.4 to Venus Exploration's Current Report on Form 8-K dated June 30, 1999, which Exhibit is incorporated by reference.

        4.7 Form of 7% Subordinated Notes, filed as Exhibit 10.4 to Venus Exploration's Form 10-Q for the period ended June 30, 1999, which Exhibit is incorporated by reference.

        4.8 Form of Registration Rights Agreement between Venus Exploration, Inc. and various holders of 7% Subordinated Notes, filed as Exhibit 10.5 to Venus Exploration's Form 10-Q for the period ended June 30, 1999, which Exhibit is incorporated by reference.

       *5.1        Opinion of Haynes and Boone, LLP.

      *23.1        Consent of KPMG LLP.

      *23.2        Consent of Ernst & Young LLP.

      *23.3 Consent of Haynes and Boone, LLP, contained in the opinion filed as Exhibit 5.1.

       23.4 Consent of Pollard, Gore and Harrison Petroleum Engineers, previously filed.

       24.1 Power of Attorney, included on signature page previously filed.

-------------
*    Filed herewith.

ITEM 17.      UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to that information in the registration statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering; and

         (4) the undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions, or otherwise, the issuer has been advised that in the opinion of the Securities and Exchange Commission that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against those liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof.

                        SIGNATURES AND POWER OF ATTORNEY

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, State of Texas, on the 8th day of September, 1999.

                              VENUS EXPLORATION, INC.



                              By:     /s/ EUGENE L. AMES, JR.
                                      -------------------------------
                              Name:   Eugene L. Ames, Jr.
                              Title:  Chairman of the Board and Chief
                                      Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated:

Signature                       Title                            Date
/s/ EUGENE L. AMES, JR.         Chairman of the Board,            September 8, 1999
-------------------------       Chief Executive Officer and
Eugene L. Ames, Jr.             Director (principal
                                executive officer)


/s/ JOHN Y. AMES                President, Chief Operating        September 8, 1999
-------------------------       Officer and Director
John Y. Ames


* PATRICK A. GARCIA             Treasurer and Chief               September 8, 1999
-------------------------       Financial Officer (principal
Patrick A. Garcia               financial officer and
                                accounting officer)


* J.C. ANDERSON                 Director                          September 8, 1999
-------------------------
J. C. Anderson



* MARTIN A. BELL                Director                          September 8, 1999
-------------------------
Martin A. Bell


* JAMES W. GORMAN               Director                          September 8, 1999
-------------------------
James W. Gorman


* JERE W. MCKENNY               Director                          September 8, 1999
-------------------------
Jere W. McKenny


* JOHN H. PINKERTON             Director                          September 8, 1999
-------------------------
John H. Pinkerton


 /s/ MICHAEL E. LITTLE          Director                          September 8, 1999
-------------------------
Michael E. Little



         Eugene L. Ames, Jr., by signing his name hereto, does sign and execute this Pre-Effective Amendment No. 1 to Form S-3 on behalf of each of the above-named officers and directors of the Registrant on this the 8th day of September, 1999, pursuant to powers of attorney executed on behalf of each of such officers and directors, and previously filed with the Securities and Exchange Commission.

*By:  /s/ Eugene L. Ames, Jr.
      ---------------------------
      Eugene L. Ames, Jr.
      Attorney-in-fact

                                EXHIBIT INDEX

       EXHIBIT
         NO.                             EXHIBIT
       -------                           -------
        4.1        Certificate of Incorporation, filed as Exhibit 3.1 to Venus
                   Exploration's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, which Exhibit is incorporated herein by reference.

        4.2        Bylaws, filed as Exhibit 3.2 to Venus Exploration's Annual
                   Report on Form 10-K for the fiscal year ended December 31, 1997, which Exhibit is incorporated herein by reference.

        4.3        Settlement Agreement dated November 19, 1998, between Stratum
                   Group, L.P., and Venus Exploration, Inc., previously filed.

        4.4 Registration Rights Agreement dated November 30, 1998, between Venus Exploration, Inc. and Stratum Group, L.P., previously filed.

        4.5        Registration Rights Agreement between EXCO Resources, Inc.
                   and Venus Exploration, Inc. dated June 30,1999, filed as
                   Exhibit 10.6 to Venus Exploration's Current Report on
                   Form 8-K dated June 30, 1999, which Exhibit is incorporated by reference.

        4.6        Convertible Promissory Note made by Venus Exploration, Inc.
                   in favor of EXCO Resources, Inc. dated June 30, 1999, filed as Exhibit 10.4 to Venus Exploration's current report on Form
                   8-K dated June 30, 1999, which Exhibit is incorporated by reference.

        4.7        Form of 7% Subordinated Notes, filed as Exhibit 10.4 to Venus
                   Exploration's Form 10-Q for the period ended June 30, 1999, which Exhibit is incorporated by reference.

        4.8        Form of Registration Rights Agreement between Venus
                   Exploration, Inc. and various holders of 7% Subordinated
                   Notes, filed as Exhibit 10.5 to Venus Exploration's Form 10-Q for the period ended June 30, 1999, which Exhibit is incorporated by reference.

       *5.1        Opinion of Haynes and Boone, LLP.

      *23.1        Consent of KPMG LLP.

      *23.2        Consent of Ernst & Young LLP.

      *23.3 Consent of Haynes and Boone, LLP, contained in the opinion filed as Exhibit 5.1.

       23.4 Consent of Pollard, Gore and Harrison Petroleum Engineers, previously filed.

       24.1 Power of Attorney, included on signature page previously filed.

------------------------
*  Filed herewith.